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10029646

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bornhoft Group Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 Lincoln Street Suite 100
(No. and Street)

Denver (City) CO (State) 80264 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Bales 303-572-1000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Bales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bornhoft Group Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance

Title

CARISSA L. PAVLICA
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Jan. 6, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
A statement of financial condition has been filed for public use, please give this report confidential treatment.

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

BORNHOFT GROUP SECURITIES CORPORATION

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Bornhoft Group Securities Corporation

We have audited the accompanying statement of financial condition of Bornhoft Group Securities Corporation as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bornhoft Group Securities Corporation as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2010

BORNHOFT GROUP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2009

ASSETS

Cash	$	438,039
Wholesaling fees receivable (Note 3)		329,457
Prepaid expenses		21,817
	$	**789,313**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accrued liabilities	$	213,217
Due to related party (Note 3)		86,295
Accounts payable		18,106
Total liabilities		317,618
CONTINGENCIES (Note 4)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 1,000,000 shares authorized, issued and outstanding		6,000
Additional paid-in capital		569,622
Deficit		(103,927)
Total shareholders' equity		471,695
	$	**789,313**

The accompanying notes are an integral part of this statement

BORNHOFT GROUP SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bornhoft Group Securities Corporation (the "Company") is a Colorado corporation formed on February 11, 1988. The Company conducts business as a broker-dealer in securities. The Company's operations consist of marketing trusts and limited partnership interests in public and private commodity pool and investment partnerships for which an entity affiliated with the Company, through common ownership, serves as the Managing Owner or General Partner. In addition, the Company deals in mutual funds and insurance related products.

Wholesaling Fees

The Company records wholesaling fees and related revenue and expenses on a monthly accrual basis.

Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions.

Clearing Agreement

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not handle any customer transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected to be taxed under a section of the federal and state income tax laws, which provide that, in lieu of the corporation income taxes, the shareholder separately accounts for his pro rata share of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $120,422 and $21,175.

NOTE 2 - NET CAPITAL REQUIREMENTS (concluded)

The Company's net capital ratio (aggregate indebtedness to net capital) was 2.64 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The shareholder of the Company also owns a controlling interest in The Bornhoft Group Corporation ("TBG") which shares office space and administrative personnel with the Company. For the year ended December 31, 2009, the Company paid $5,375 to TBG. This same shareholder also holds an interest in Equinox Fund Management, LLC which manages the Frontier Fund. As of December 31, 2009, the Company has a payable due to Equinox in the amount of $86,295. All income generated by the Company results from the wholesaling of the Frontier Fund.

NOTE 4 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS

In the normal course of business, the Company's activities of marketing limited partnership interests in private commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

The Company's financial instruments, including cash, commissions receivable, prepaid expenses, accrued payroll liabilities, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has cash in banks in excess of the FDIC insurance coverage of $250,000. At December 31, 2009, the Company had $188,039 in excess of this requirement which is subject to loss should the bank cease operations.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 20, 2010, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.